Amira Nature Foods Ltd

29E, A.U. Tower

Jumeirah Lake Towers

Dubai, United Arab Emirates

October 10, 2012

VIA EDGAR
H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Amira Nature Foods Ltd (the “Company”)
Registration Statement on Form F-1
(File No. 333-183612) (the “Registration Statement”)

Dear Mr. Schwall:

On October 9, 2012, the Company and UBS Securities LLC and Deutsche Bank Securities Inc., on their behalf and as representatives of the underwriters of the offering, submitted a request (the “Acceleration Withdrawal Request”) to withdraw a previously filed request to accelerate the effective date and time of the Registration Statement.  At the time of filing, the Acceleration Withdrawal Request was inadvertently mis-tagged on the Securities and Exchange Commission’s EDGAR filing system as having the submission type “Registration Withdrawal Request” (“RW”) instead of the submission type “Correspondence” (“CORRESP”).  In order to correct the tagging error and to clarify the record, the Company hereby requests to withdraw the RW filing and undertakes to resubmit the Acceleration Withdrawal Request as CORRESP.

[Signature page follows]

Very truly yours,

AMIRA NATURE FOODS LTD

By:	/s/ Karan A. Chanana
Name: Karan A. Chanana
Title: Chief Executive Officer